U.S. OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING ORDINARY SHARES AND ADSs
OF
ENDESA, S.A.
FOR
€24.905 PER ORDINARY SHARE AND PER ADS
BY
E.ON ZWÖLFTE VERWALTUNGS GMBH,
 A WHOLLY OWNED SUBSIDIARY OF

 E.ON AG

 PURSUANT TO THE U.S. OFFER TO PURCHASE DATED JANUARY 26, 2007

The U.S. Offer and withdrawal rights will expire at 6:00 p.m.,
New York City time, on February 26, 2007,
unless E.ON Zwölfte Verwaltungs GmbH extends
the U.S. Offer or unless it lapses or is withdrawn.

[•], 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by E.ON Zwölfte Verwaltungs GmbH (‘‘E.ON 12’’), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (‘‘E.ON’’), to act as Information Agent in the United States in connection with E.ON 12’s offer to acquire all the outstanding ordinary shares, par value €1.20 per share (‘‘the ordinary shares’’), and American depositary shares (the ‘‘ADSs’’, and together with the ordinary shares, the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (‘‘Endesa’’), at a price of €24.905 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the offer to purchase, dated January 26, 2007 (the ‘‘U.S. Offer to Purchase’’). E.ON 12 is also making a separate, concurrent Spanish offer (the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares.

Please furnish copies of the following enclosed materials to those of your clients for whose account you hold ADSs in your name or in the name of your nominee:

1.    The U.S. Offer to Purchase, dated January 26, 2007;

2.	A printed form of a letter that may be sent to your clients for whose account you hold ADSs in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the U.S. Offer;

3.	The ADS Letter of Transmittal to be used by holders of ADSs to accept the U.S. Offer;

4.	A Notice of Guaranteed Delivery, to be used to accept the U.S. Offer if the procedures set forth in the U.S. Offer to Purchase to tender ADSs cannot be completed prior to the expiration of the acceptance period under the U.S. Offer;

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6.	A return envelope addressed to Mellon Investor Services LLC, the U.S. Tender Agent.

Ordinary shares cannot be tendered by means of the ADS Letter of Transmittal (which is exclusively for use in respect of ADSs). Holders of ordinary shares should use the Share Form of Acceptance for tendering ordinary shares into the U.S. Offer by following the instructions set forth therein. Copies of the Share Form of Acceptance and other related materials may be obtained from the Information Agent, and will be furnished promptly at E.ON 12’s expense.

We urge you to contact your clients as promptly as possible.

Your attention is directed to the following:

1.	The U.S. Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on February 26, 2007, unless the U.S. Offer is extended or unless it lapses or is withdrawn.

2.	The U.S. Offer is open to holders of ordinary shares who are resident in the United States and to all holders of ADSs, wherever located. The Offers are both conditioned on receipt of valid tenders in the U.S. Offer and the Spanish Offer for at least an aggregate of 529,481,934 ordinary shares (including ordinary shares represented by ADSs), representing 50.01% of Endesa’s share capital. The Offers are also conditioned upon modifications being made to Endesa’s articles of association. In addition, the U.S. Offer is conditioned on the completion of the Spanish Offer.

3.	The consideration received under the U.S. Offer will, to the extent practicable, be converted into U.S. dollars on the day that it is received by Mellon Investor Services LLC, the U.S. Tender Agent, at the then prevailing spot market rate applicable to similar transactions and will be distributed, net of any expenses incurred, to tendering holders of ordinary shares and ADSs on that date.

4.	E.ON 12 will not pay any fees or commissions to any broker or dealer or other person soliciting tenders of Endesa securities pursuant to the U.S. Offer or the Spanish Offer (other than to the depositary for the ADSs, HSBC Bank plc, as financial advisory, Mellon Investor Services LLC, as U.S. Tender Agent, Innisfree M&A Incorporated, as Information Agent, and Santander Investment S.A., as Spanish Tender Agent). All other fees and expenses which may be incurred as a result of the tender of Endesa securities by a holder thereof will be borne by the holder. Tendering holders will not be obligated to pay transfer taxes on the purchase of ADSs by E.ON 12 pursuant to the U.S. Offer. However, U.S. federal income tax backup withholding (at the appropriate rate, currently 28%) may be required, unless the required taxpayer identification information is provided. See Instruction 8 to the ADS Letter of Transmittal.

5.	To validly tender ADSs, American depositary receipts evidencing tendered ADSs, or confirmation of any book-entry transfer into the U.S. Tender Agent’s account at The Depository Trust Company of ADSs delivered by book-entry transfer, as well as a ADS Letter of Transmittal properly completed and duly executed (with any required signature guarantees) or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the ADS Letter of Transmittal, must be received by the U.S. Tender Agent prior to the expiration of the acceptance period under U.S. Offer.

Under no circumstances will interest be paid by E.ON 12 on the purchase price of the Endesa securities, regardless of any extension of the U.S. Offer or any delay in making such payment.

You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The U.S. Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on February 26, 2007, unless the U.S. Offer is extended or unless it lapses or is withdrawn.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to us, as Information Agent, at the address and telephone number set forth below. Additional copies of the enclosed materials will be furnished at E.ON 12’s expense.

Very truly yours,
Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you or any person the agent of E.ON, E.ON 12 or the U.S. Tender Agent, or any of their affiliates, or authorize you or any other person to use any document or make any representation on behalf of any of them with respect to the U.S. Offer not contained in the U.S. Offer to Purchase or the ADS Letter of Transmittal.

THE INFORMATION AGENT FOR THE U.S. OFFER IS:

501 Madison Avenue, 20th Floor
New York, NY 10022

HOLDERS OF ORDINARY SHARES AND ADSs CALL TOLL-FREE
(888) 750-5834

BANKS AND BROKERS CALL COLLECT
(212) 750-5833